Exhibit 99.2

Information on the Company

A.	History and Development of the Company

GH Research PLC was incorporated as a public limited company under the laws of Ireland on March 29, 2021 to become a holding company for GH Research Ireland Limited. GH Research Ireland Limited was originally incorporated under the laws of Ireland on October 16, 2018 as GH Research Limited. GH Research Limited was re-registered as GH Research Ireland Limited on March 29, 2021. Our principal place of business is located at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland, and our telephone number is + 353 1 437 8334. Our website address is www.ghres.com. We do not incorporate the information on or accessible through our website into the Current Report on Form 6-K of which this Exhibit forms a part, and you should not consider any information on, or that can be accessed through, our website as part of the Current Report on Form 6-K of which this Exhibit forms a part. We are required to file reports and other information with the U.S. Securities and Exchange Commission, or the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

Our principal expenditures since January 1, 2021 have been our research and development expenses, as more fully described elsewhere in our filings with the SEC.

Pursuant to the terms of a share for share exchange agreement dated May 27, 2021, all shareholders of GH Research Ireland Limited exchanged each of the shares held by them for ordinary shares of GH Research PLC of the same share classes with the same shareholder rights as the shares held by them in GH Research Ireland Limited and, as a result, GH Research Ireland Limited became a wholly-owned subsidiary of GH Research PLC (referred to herein as the Corporate Reorganization).

Pursuant to a shareholder resolution of GH Research PLC dated June 24, 2021, we effected (a) the conversion of (i) 5,923,079 Series A preferred shares of nominal value $0.01 each into 5,923,079 ordinary shares of nominal value $0.01 each and (ii) 25,379,047 Series B preferred shares of nominal value $0.01 each into 25,379,047 ordinary shares of nominal value $0.01 each and (b) the 2.50-for-one share consolidation of the existing ordinary shares into ordinary shares of nominal value $0.025 each, such that the authorized share capital of the Company was thereafter $1,000,000,000 divided into 40,000,000,000 ordinary shares of nominal value $0.025 (collectively referred to herein as the Share Consolidation), immediately after the SEC declared the registration statement for our initial public offering effective.

B.	Business Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression, or TRD.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate and GH002, our proprietary intravenous mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device, which is currently in clinical investigation in Europe. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen (IDR), with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102) and have recently completed the double-blind phase of a randomized, double-blind, placebo-controlled Phase 2b trial in patients with TRD (GH001-TRD-201). Based on observed clinical activity in these clinical trials, we believe that administration of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS in TRD patients.

Patients with major depressive disorder, or MDD, who have not adequately responded to therapy clearly have harder-to-treat depression, generally referred to as TRD. There is no consensus definition for TRD, but in the context of clinical trials, failure of at least one pharmacotherapy, one pharmacotherapy and one psychotherapy, or two pharmacotherapies has been used, the latter group having been referred to by regulatory authorities as patients with TRD. The Sequenced Treatment Alternatives to Relieve Depression, or STAR*D study, a collaborative study funded by the U.S. National Institute of Mental Health, demonstrated that approximately 37% of patients with MDD did not achieve a response despite two treatment steps. Based on this result we estimate that there are approximately nine million TRD patients in the United States and Europe who would be candidates for treatment. TRD has a greater economic and societal cost than non-TRD MDD. For instance, direct medical costs are approximately two- to threefold higher for TRD patients compared to non-TRD MDD patients.

Despite the significant unmet medical need in TRD and the substantial patient population, there are only two pharmacotherapies specifically approved for TRD in the United States: esketamine, as well as a combination of olanzapine and fluoxetine, an antipsychotic and antidepressant, respectively, both of which have shown mixed efficacy in clinical trials and are associated with potential side effects. Outside of pharmacotherapies, psychotherapies are also employed in the treatment of TRD, but involve a lengthy time commitment and are subject to large variability in availability, administration and effectiveness. Multiple forms of somatic intervention, such as transcranial magnetic stimulation, or rTMS, electroconvulsive therapy, or ECT, vagal nerve stimulation, or VNS, and deep brain stimulation, or DBS, are another common treatment approach for TRD, although these treatments are often deemed invasive and/or onerous, and there are limited data supporting long-term therapeutic benefit. Despite the range of treatments available for TRD, there is a large unmet medical need for new therapies to bring more patients into rapid and durable remissions and to reduce the associated social and economic burden.

Our goal is to develop and successfully commercialize novel and proprietary mebufotenin therapies for patients with TRD that are highly effective, rapidly acting, well tolerated and conveniently administered. We believe that various distinguishing features of our mebufotenin product candidates, including our lead product candidate GH001, will allow us to achieve those goals.

We believe that GH001, if approved, may provide significant benefits for the treatment of patients with TRD. We aim to achieve the following goals:

•	maximization of ultra-rapid and durable remissions;

•	single visit initial treatment, without additional mandated visits for psychotherapeutic intervention; and

•	convenient and infrequent re-treatment.

Based on these features, we believe that GH001 could have the potential to provide an attractive alternative to currently available therapies and other therapies currently in development for the treatment of TRD.

Our Pipeline

We are developing our mebufotenin product candidates, GH001 and GH002, in our focus area of psychiatric and neurological disorders.

With our lead product candidate GH001, we have completed two Phase 1 clinical trials in healthy volunteers (GH001-HV-101 and GH001-HV-103), a Phase 1/2 trial in TRD (GH001-TRD-102) and two phase 2a proof-of-concept trials, one in BDII and one in PPD.  We are currently investigating GH001 in a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201) in TRD. We have recently completed enrollment of the double-blind phase of the trial. In addition, this trial includes a 6-month open-label extension which is on track for completion of last patient visit in the first quarter of 2025. For our completed trials, we purchased a vaporization device from a third-party manufacturer with which we administered GH001. In 2021, we, with a contract development and manufacturing organization, or CDMO, initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on our development progress, we submitted an investigational new drug application, or IND, for GH001, delivered with this proprietary device, to the U.S. Food and Drug Administration, or FDA, in August of 2023. In September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. On January 10, 2025, we announced the completion of the requested inhalation toxicology studies and we are now preparing to engage with the FDA in advance of providing a complete response to the clinical hold, which we plan to submit in mid-2025. In parallel, we are conducting the Phase 1 healthy volunteer clinical pharmacology trial (GH001-HV-106) using our proprietary device in the United Kingdom.

GH002 is our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injection approach. We have completed a randomized, double-blind, placebo-controlled, dose-ranging clinical pharmacology trial of GH002 in healthy volunteers (GH002-HV-105). We anticipate developing GH002 within our focus area of psychiatric and neurological disorders.

Our Strategy

Our mission is to develop novel proprietary mebufotenin therapies to induce ultra-rapid and durable remissions in patients with psychiatric and neurological disorders. In order to achieve this mission, key elements of our strategy include:

•	Advancing GH001, our inhalable mebufotenin product candidate, for the treatment of TRD through clinical development, regulatory approval and commercialization, if approved;

•	Evaluating additional opportunities for GH001 in psychiatric and neurological disorders;

•	Advancing GH002, our intravenous mebufotenin product candidate through clinical development;

•	Investigating additional delivery systems and additional routes of administration for mebufotenin;

•	Expanding our intellectual property portfolio around mebufotenin; and

•	Maximizing the value of our product portfolio by building internal commercialization infrastructure and entering selective partnerships.

Our Market Opportunity

We are developing our mebufotenin product candidates for the treatment of a range of psychiatric and neurological disorders, with an initial focus on TRD, where there is a large unmet medical need. Our goal is to develop and successfully commercialize new therapies that are rapidly acting, highly effective, well tolerated and conveniently administered.

MDD and TRD Overview

MDD is a serious mental health condition characterized by recurring episodes where feelings of sadness, loss of interest and other heightened negative emotions occur most of the day, nearly every day. MDD is associated with substantial morbidity, diminished quality of life and reduced life expectancy. The World Health Organization, or WHO, estimated that, as of 2015, more than 320 million people suffered from MDD worldwide and concluded that MDD is the single largest contributor to global disability, accounting for 7.5% of all years lived with disability.

Unfortunately, the efficacy of the existing anti-depressive treatments is limited by a slow onset of response, and a significant proportion of patients do not adequately respond even after multiple lines of therapy. The STAR*D study, a collaborative study funded by the U.S. National Institute of Mental Health, was designed to assess effectiveness of four subsequent treatment steps, which included both pharmacological and psychotherapeutic approaches, in a generalizable population of patients with depression. An American Journal of Psychiatry report on the STAR*D study by John Rush and co-authors summarized the acute and longer-term outcomes for all four successive treatment steps. The study reported both rates of remission, defined as a score of equal or less than 5 on the 16-item, clinician-rated Quick Inventory of Depressive Symptomatology, or QIDS-C16, and rates of response, defined as at least a 50% reduction in QIDS-C16 from treatment step entry. This STAR*D study found that remission rates were approximately 37%, 31%, 14% and 13% for the first, second, third and fourth treatment steps, respectively, and that the average time to remission in those who did remit across all treatment steps extended to about five to seven weeks. Approximately 33% of patients in the STAR*D study did not achieve a remission despite undergoing four treatment steps.

Patients with MDD who have not adequately responded to adequate therapy clearly have harder-to-treat depression, generally referred to as TRD. There is no consensus definition for TRD, but in the context of clinical trials, failure of at least one pharmacotherapy, one pharmacotherapy and one psychotherapy, or two pharmacotherapies have been used, the latter having been referred to by regulatory authorities as patients with TRD. The STAR*D study demonstrated that approximately 37% of patients with MDD did not achieve a response despite two treatment steps. Based on this result and based on an estimated number of approximately 48 million MDD patients in the United States and Europe according to the National Institute of Mental Health and an article published in European Neuropsychopharmacology, of which, according to the National Institute of Mental Health, about 50% receive treatment with pharmacotherapy or pharmacotherapy and psychotherapy, we estimate that there are approximately nine million TRD patients in the United States and Europe who would be candidates for treatment.

Despite this substantial patient population, only two pharmacotherapies have been approved specifically for the treatment of TRD in the United States: esketamine and a combination of olanzapine and fluoxetine, an antipsychotic and antidepressant, respectively.

Economic and Societal Burden

Global mental illness-associated costs, including direct costs associated with diagnosis, treatment and care and indirect costs associated with lost productivity and income, were estimated at $2.5 trillion for the year 2010, with the cost projected to surge to $6 trillion by 2030, whereby about two-thirds of the total cost comes from indirect costs, according to a report by the World Economic Forum and the Harvard School of Public Health. According to an article published in PharmacoEconomics in 2021, the annual economic burden of MDD alone in the United States is estimated to be US $326 billion (2018 estimate), up from $236 billion in 2010, with 35% being attributable to the direct costs of treatment, 4% to suicide-related costs, and 61% to indirect workplace costs.Per patient, TRD has a greater economic and societal cost than non-TRD MDD. TRD patients are often unable to perform daily tasks, are less productive at work and have higher rates of unemployment. They are also more likely to receive disability or welfare benefits and are reported to have a higher rate of co-occurring conditions, including diabetes, anemia and hypertension. Research conducted in 2018 and published in the Journal of Affective Disorders suggests that the proportion of patients suffering with TRD attempting suicide at least once during their lifetime could be as high as 30%.

According to a report published in the Journal of Affective Disorders, direct medical costs are approximately two- to threefold higher for TRD patients compared to non-TRD MDD patients. TRD patients have higher prescriptions costs, require more doctor visits and experience increased rates of hospitalization. They also have, on average, twice the number of inpatient visits compared with non-TRD MDD patients and their hospital stays are approximately 36% longer on average, according to an article published in the Journal of Clinical Psychiatry.

Existing Therapies for Depression

Because depression has a diverse set of biological, social, psychological, environmental, genetic and stress-related determinants, many of which co-occur, treatment options are wide-ranging and often combined. Current pharmacological and non-pharmacological treatments are efficacious only for a subset of MDD patients, and many patients do not respond or experience relapses. Clinicians lack high-quality evidence of whether certain therapies are suitable for certain patients and often rely on a lengthy trial-and-error approach, course-correcting as patients experience relapses or difficult side effects.

Pharmacotherapies

There are five main categories of antidepressants available. These are:

1.	selective serotonin reuptake inhibitors, or SSRIs;

2.	serotonin-norepinephrine reuptake inhibitors, or SNRIs;

3.	atypical antidepressants;

4.	monoamine oxidase inhibitors, or MAOIs; and

5.	tricyclic antidepressants, or TCAs.

Antidepressants are frequently used in first- and second-line treatment of depression and can also be used after this point. As observed in the STAR*D study, only about 37% of patients achieve a remission with their initial antidepressant treatment. Failure rates of subsequent treatment regimens increase dramatically. For example, according to the STAR*D study, once patients have failed two lines of prior therapies, only about 14% of patients achieve a remission with their third antidepressant treatment, and less than 5% stay in remission for one year.

The current main categories of antidepressants have significant additional limitations, including slow onset of response, poor therapy adherence rates and various side effects. For the most commonly used antidepressants the average time to remission in those who remit extends to about five to seven weeks, according to the STAR*D study. Adherence levels are low, with less than 50% of individuals in primary and psychiatric care not adhering to their prescribed antidepressant medication after three months.

There is limited evidence to effectively guide clinical decisions following non-response or partial response to first-line antidepressant medications. Recommended treatment approaches include optimizing the current antidepressant dose or switching to another antidepressant. Partial response or lack of response thereafter is recommended to be addressed by combining antidepressants from different pharmacological classes or augmenting with an alternative medication, primarily with atypical antipsychotics but also mood stabilizers, anticonvulsants, thyroid hormones and stimulants.

Antipsychotics, such as olanzapine, quetiapine and aripiprazole, are typically used as adjunctive therapies when there is a lack of notable efficacy with an antidepressant. Despite there being an approved combination of olanzapine and fluoxetine for TRD that is administered once daily, research shows that combining antidepressants and antipsychotics can have serious side effects, such as weight gain, other metabolic complications, sedation, extrapyramidal side effects, which are drug-induced movement disorders, and QTc prolongation, which means the ventricles of the heart take longer than usual to recharge between beats.

Ketamine is an N-methyl-D-aspartate, or NMDA, receptor antagonist that has been used for several decades for sedation, anesthesia and chronic pain and is being used as an off-label treatment for TRD. The S-enantiomer of ketamine, esketamine, is administered via a nasal spray and was approved by the FDA in 2019 for the treatment of TRD (marketed as SPRAVATO® in the United States). While ketamine and esketamine treatments typically require frequent administration (for example, in the case of SPRAVATO®, a twice-weekly administration for 4 weeks, followed by weekly administration for 4 weeks, and then bi-weekly or frequent continuous administration, each in a controlled environment under medical supervision, with an estimated 40 administration visits per year), and while such administration is costly for payors and relatively burdensome for patients, recent improvements in patient access and the large unmet need have now supported broader clinical adoption.

Dextromethorphan, another NMDA receptor antagonist, which is also a sigma-1 receptor agonist, in combination with bupropion, an aminoketone and CYP450 2D6 inhibitor, administered as an oral tablet, was approved by the FDA in 2022 for the treatment of MDD and is marketed as AUVELITY® in the United States.

Psychotherapies

Psychotherapy is a form of talk therapy, which is often the preferred first-line treatment in patients with mild MDD. Psychotherapy is also used in combination with a pharmacotherapy, or as a substitute for pharmacotherapy, in patients with more severe MDD or in later-line treatments, including in patients with TRD. Two frequently used psychotherapies for depression are cognitive behavioral therapy, or CBT, and interpersonal therapy, or IPT. CBT focuses on changing negative thought and behavior patterns. IPT also assesses negative thoughts and behaviors, but only as they apply to interpersonal relationships and social functioning. Psychotherapeutic approaches can be effective for certain individuals but require a significant time commitment from patients and are subject to variability in their availability, delivery and effectiveness.

Somatic Therapies

Severe TRD patients who have undergone several courses of therapy are often treated with resource-intensive somatic therapies like electroconvulsive therapy, or ECT; repetitive transcranial magnetic stimulation, or rTMS; vagal nerve stimulation, or VNS; or deep brain stimulation, or DBS. These therapies are generally administered in inpatient settings. These treatments are typically reserved for patients who have not adequately responded to other treatments and are characterized as high-cost treatment options with limited reimbursement.

Summary

MDD is a serious mental health condition with substantial morbidity, diminished quality of life, reduced life expectancy and significant economic and societal burden. All of these issues are further accentuated in patients with TRD. Despite the availability of two pharmacotherapies approved specifically for the treatment of TRD in the United States, we believe currently available options do not adequately meet the needs of patients suffering from TRD and there is a significant need for a new therapeutic approach to bring more patients into rapid, durable remission.

We believe that the development of a safe, effective and convenient therapy for TRD is one of the biggest unmet needs and challenges in healthcare and that our mebufotenin product candidates, GH001 and GH002, have the potential to address this unmet need.

Bipolar Disorder (BD)

BD is a recurrent chronic affective disorder characterized by fluctuations in mood state and energy, affecting more than 10 million people in the United States and Europe, based on estimates of the National Institute of Mental Health and an article published in European Neuropsychopharmacology. The main characteristic separating BD from other affective disorders is the presence of recurring manic or hypomanic episodes that may alternate with depressive episodes. Although the symptoms come and go, BD usually requires lifelong treatment.

Bipolar I disorder, or BDI, is defined by the presence of overt manic episodes with a range of manifestations, including overconfidence, grandiosity, talkativeness, extreme disinhibition, irritability, decreased need for sleep, and highly elevated mood. Bipolar II disorder, or BDII, is characterized mainly by episodes of depression, but alternating with hypomania, a milder form of the overt mania in BDI. As defined by the 5th edition of the Diagnostic and Statistical Manual of Mental Disorders (DSM-5), the lifetime presence of at least one manic episode is needed for the diagnosis of BDI and of at least one hypomanic episode and one major depressive episode is needed for the diagnosis of BDII.

Whereas hypomania is a milder form of mania, BDII is not generally perceived to be a milder form of BDI. Studies published in Archives of General Psychiatry on the natural course of BD found that BDII patients were symptomatic during 53.9% of follow-up weeks, with depressive symptoms present during 50.3% of follow-up weeks, while BDI patients were symptomatic during 47.3% of follow-up weeks with depressive symptoms present during 31.9% of follow-up weeks. It is evident that depressive symptoms dominate the symptomatic status in both types of BD, but most notably so in BDII. Evidence also suggests that a significant proportion of patients suffering from BD attempt suicide, with highest risk in phases with depressive symptoms and in patients with BDII.

Despite the disease burden of depressive symptoms in BDII, few studies have focused on the treatment of depression in BDII and only two drugs are specifically approved by the FDA for this indication, lumateperone and quetiapine. However, these treatments can be associated with significant side effects, such as somnolence, dizziness and dry mouth, they often exhibit delayed onset of response, which can take several weeks, and they have overall moderate efficacy. While other treatments are being used for depression in BDII, such as olanzapine combined with fluoxetine, lamotrigine or lithium, they suffer from similar limitations. Use of SSRIs is also frequent, however there is again only limited efficacy and an additional risk of induction of treatment-emergent mania or hypomania has been described.

In summary, depression is a major cause of suffering in BDII and there is a lack of safe, effective and rapid-acting agents for this condition. We believe that our mebufotenin product candidates, GH001 and GH002, have the potential to address this unmet need.

Postpartum Depression (PPD)

While more than 50% of women experience some form of low mood after childbirth, according to a 2021 article published in Translational Psychiatry, an estimated ~17% suffer from postpartum depression, or PPD, a debilitating disorder defined by the DSM-5 as a major depressive episode occurring during pregnancy or within 4 weeks following delivery.

In addition to experiencing symptoms commonly associated with major depression, PPD may lead to a wide range of negative consequences for the affected mother, her infant(s) and her family. For example, women with PPD may develop thoughts of self-harm or harming their child and they are at increased risk of suicide.

PPD may further lead to disruptions in the interactions between mother and child, exemplified by higher rates of disengaged behavior and lower rates of visual and vocal communication between mother and child, according to a 2010 article published in Infant Behavior and Development. Evidence also suggests an association between PPD and child development, as illustrated by the fact that children of patients suffering from PPD have a greater risk of impaired cognitive development, according to a 2003 article published in Archives of Women’s Mental Health.

PPD is primarily treated via psychological therapies or pharmacotherapy, but for initiation of pharmacotherapies there is a higher threshold than in MDD, due to the changing risk-benefit ratio during pregnancy and breastfeeding, and breastfeeding mothers may be reluctant to commence pharmacological treatment due to a range of concerns.

Further, as in MDD, the efficacy of SSRIs is limited by a slow onset of response and a low remission rate, and significant side effects can occur. There are only two pharmacological therapies which are FDA-approved specifically for PPD, brexanolone, which requires a 60-hour infusion with in-patient admission and continuous monitoring by a healthcare provider, and zuranolone, which carries a warning regarding potential driving impairments due to central nervous system (CNS) depressant effects.

Hence, the burden of PPD is significant from multiple perspectives and there is a lack of safe, effective, rapid-acting and convenient agents for this condition. We believe that our mebufotenin product candidates, GH001 and GH002, have the potential to address this unmet need.

Our Mebufotenin Product Candidates

Inhalable Mebufotenin Product Candidate – GH001

Summary

Our lead mebufotenin product candidate, GH001, is formulated for administration via a proprietary inhalation approach. For GH001, we use synthetically developed, pharmaceutical grade mebufotenin free base, manufactured in accordance with current Good Manufacturing Practices, or cGMP, standards. We are currently investigating administration of GH001 as a single-dose regimen and in an IDR, where up to three escalating doses of GH001 are administered via inhalation on a single day. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the IDR. We have also completed an open-label, single-arm Phase 1/2 trial in patients with TRD (GH001-TRD-102) as well as two phase 2a proof-of-concept trials, one in BDII and one in PPD. We are currently investigating GH001 in a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201) in TRD and in a Phase 1 clinical pharmacology trial to evaluate our proprietary aerosol delivery device for administration of GH001 in healthy volunteers (GH001-HV-106). We have recently completed the double-blind phase of the GH001-TRD-201 trial. In addition, this trial includes a 6-month open-label extension which is on track for completion of last patient visit in the first quarter of 2025.

Advantages of GH001

TRD is our lead indication for the development of GH001. We believe that GH001, if approved, may provide significant benefits for patients with TRD. We aim to achieve the following goals:

•	maximization of ultra-rapid and durable remissions;

•	single visit initial treatment, without additional mandated visits for psychotherapeutic intervention; and

•	convenient and infrequent re-treatment.

Based on these features, we believe that GH001 has the potential to provide an attractive alternative to currently available therapies and other therapies in development for the treatment of TRD.

Completed Clinical Trials with GH001

Phase 1 Trials: GH001-HV-101, GH001-HV-103, GH001-TRD-102

We have completed three Phase 1 clinical trials with GH001, our inhalable mebufotenin product candidate.

Trial Design

GH001-HV-101 (Healthy Volunteers) was designed in two parts: Part A was an open-label, single-arm, single-dose trial with four dose levels of GH001 being investigated and Part B was an open-label, single-arm, intra-subject dose escalation trial, where an IDR was administered on a single day with up to three increasing doses of GH001.

GH001-HV-103 (Healthy Volunteers) was designed in two parts: a single-dose part, in a double-blind, placebo-controlled, randomized, parallel-group design with single, inhaled doses of GH001 or placebo in 3 dose groups of 10 subjects, whereby 8 subjects per dose group received GH001 and 2 subjects per dose group received a placebo; and a multiple-dose part, in an open-label, non-randomized design, where our IDR was administered on a single day with up to three increasing doses of GH001.

GH001-TRD-102 (TRD Patients) was designed in two parts: Part A (n=8), which was an open-label, single-arm, single-dose Phase 1 trial with two dose levels of GH001 being investigated and Part B (n=8), which was an open-label, single-arm Phase 2 trial applying our IDR with intra-patient dose escalation with GH001.

In each trial, GH001 was administered at a single visit without additional mandated visits for psychological intervention.

Phase 1 Results: Safety (GH001-HV-101, GH001-HV-103, GH001-TRD-102)

In the three Phase 1 trials completed with GH001, 78 subjects were administered with GH001. Overall, inhalation of GH001 was well tolerated across the three trials with no severe or serious adverse events reported and with treatment emergent adverse events, or TEAEs, observed in 64.1% of subjects. The majority of TEAEs were mild in severity. No noteworthy changes in vital signs were observed; transient increases in heart rate and blood pressure shortly after GH001 administration were not considered clinically significant. Safety assessments, including laboratory analyses, psychiatric scales, electrocardiogram, and cognitive function tests showed no clinically meaningful changes. The most common TEAEs reported were: headache, anxiety, nausea and fatigue.

Phase 1 Results: Efficacy (GH001-TRD-102)

As a secondary objective in Part A, we evaluated clinical activity, including MADRS remission, defined as a MADRS total score of less than or equal to 10, and MADRS clinical response, defined as a reduction of 50% or more from baseline in the MADRS total score. Two of four patients (50%) in the 12 mg group and one of four patients (25%) in the 18 mg group of Part A had a MADRS remission on Day 8, as well as a MADRS clinical response, and one further patient (25%) in the 18 mg group had a MADRS clinical response on Day 8. Of the three patients in remission on Day 8, all were in remission beginning on Day 2, with two in remission as early as two hours after dosing. The mean MADRS change from baseline at day seven was -21.0 (-65%) in the 12 mg group and -12.5 (-40%) in the 18 mg group.

The primary endpoint of Part B was defined as the proportion of patients in remission on day seven after dosing, defined as a MADRS total score of less than or equal to 10. This primary endpoint was met with seven of eight patients (87.5%) achieving a MADRS remission on Day 8 (p<0.0001). Of those seven patients, all were in remission beginning on Day 2, with four in remission as early as two hours after dosing. All seven patients with a remission on Day 8 also achieved a MADRS clinical response, defined as a reduction of 50% or more from baseline in the MADRS total score. The mean MADRS change from baseline at Day 8, a secondary endpoint, was -24.4 (-76%).

Phase 2a: Clinical Trial with GH001 in Patients with Bipolar II Disorder and a Current Major Depressive Episode (GH001-BD-202, NCT05839509)

We have completed a Phase 2a clinical trial in Europe with GH001 in patients with BDII and a current major depressive episode.

Trial Design

The trial was designed as an open-label, non-randomized, single arm trial, where our IDR was administered on a single day with up to 3 increasing doses of GH001 (6 mg, 12 mg, 18 mg). GH001 was administered without additional mandated visits for psychological intervention. The study enrolled 6 patients of the planned 15 patients.

The primary endpoint was to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to Day 8.

Results: Safety

All patients completed all planned visits. GH001 was well tolerated and no treatment-related serious adverse events were reported. The majority of TEAEs were mild or moderate and there were no reported TEAEs of hypomania or mania.

Results: Efficacy

The primary endpoint of the Phase 2a proof-of-concept trial for GH001 in BDII with a current major depressive episode was met with a significant reduction from baseline of –16.8 points (51.9%) in MADRS total score on Day 8 after administration of GH001 (p=0.0099). On Day 8, 33.3% of patients were in remission (MADRS ≤ 10).

GH001 led to an ultra-rapid antidepressant effect with a reduction in MADRS score at 2 hours after administration of –16.3 points (p=0.0006) and on Day 2 of -13.3 points (p=0.0299).

Phase 2a: Clinical Trial with GH001 in Female Patients with Postpartum Depression (GH001-PPD-203, NCT05804708)

We have completed a Phase 2a clinical trial in Europe with GH001 in female patients with PPD.

Trial Design

The trial was designed as an open-label, non-randomized, single arm trial, where our IDR was administered on a single day with up to 3 increasing doses of GH001 (6 mg, 12 mg, 18 mg). GH001 was administered without additional mandated visits psychological intervention. The study enrolled 10 patients of the planned 15 patients.

The primary endpoint was to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to Day 8.

Results: Safety

All patients completed all planned visits. GH001 was well tolerated and no treatment-related serious adverse events were reported. All TEAEs were mild or moderate.

Results: Efficacy

The primary endpoint of the Phase 2a proof-of-concept trial for GH001 in PPD was met with a significant reduction from baseline of –35.4 points (96.3%) in Montgomery–Åsberg Depression Rating Scale (MADRS) total score on Day 8 after administration of GH001 (p<0.0001). On Day 8, 100% of patients were in remission (MADRS ≤ 10).

GH001 led to an ultra-rapid antidepressant effect with a significant reduction in MADRS score at 2 hours after administration of –31.4 points (p<0.0001) and on Day 2 of –36.0 points (p<0.0001).

Ongoing Clinical Trials with GH001

Phase 2b: Randomized, Double-Blind, Placebo-Controlled Clinical Trial with an Open-Label Extension of GH001 in Patients with TRD (GH001-TRD-201, NCT05800860)

The open-label extension part of a multi-center, randomized, double-blind, placebo-controlled Phase 2b clinical trial of GH001 in patients with TRD is currently ongoing in Europe. The double blind part completed enrollment in Q3 2024.

Trial Design

The trial consists of two parts, as depicted below: Part 1, which is a 7-day randomized, double-blind, placebo-controlled phase, and Part 2, which is a 6-month open-label extension, or OLE, phase. The trial recruited 81 patients with TRD. In the double-blind part, 40 patients received GH001 and 41 received placebo, with all patients directly transitioning into Part 2 on Day 8. Patients were administered an individualized dosing regimen (IDR) of up to three escalating doses of GH001 or up to three doses of placebo on a single day.  Psychotherapeutic intervention was not a component of either part of this trial. All patients in the trial (i) had moderate to severe depression, (ii) had experienced a recurrent or single MDD episode (per DSM-5 criteria) without psychotic features, with a current episode of at least 2 years, (iii) had failed between 2 and 5 antidepressants prior to enrollment and (iv) had taken antidepressant treatments at least at the minimum applicable dose for at least 6 weeks.

In both parts, GH001 is administered as an IDR consisting of up to 3 increasing doses of GH001 (6 mg, 12 mg, and 18 mg) given at a planned 1-hour interval.

•	In the double-blind Part 1, patients received either a single GH001 IDR or placebo IDR.

•
In the OLE Part 2, patients can receive up to 5 GH001 IDRs as needed across 6 months, based on specific re-treatment criteria. Re-treatment criteria include the severity of depression and the effectiveness, tolerability and number of previous IDRs.

Patients of 18 to 64 years of age (inclusive) were eligible to be enrolled in the trial, with GH001 to be administered without additional mandated visits for psychological intervention.

The primary endpoint is to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to Day 8 at the end of the double-blind phase. The MADRS is a widely accepted scale for depression that ranges from zero to 60 that has been used as a primary endpoint in pivotal trials of other depression treatments. The FDA draft guidance for industry “Major Depressive Disorder: Developing Drugs for Treatment” highlights that for rapid-acting anti-depressants, efficacy generally should be demonstrated within 1 week for a rapid-acting antidepressant.

Results: Patient Disposition and Characteristics

GH001 (N=40)	Placebo (N=41)
Patient Disposition			
Completed double-blind part, n (%)		40 (100)	41 (100)
Discontinued double-blind part, n (%)		0 (0)	0 (0)
Age, years, mean (SD)		41.6 (11.4)	43.9 (10.9)
Female, n (%)		24 (60)	22 (53.7)
Race, white, n (%)		40 (100)	41 (100)
BMI, kg/m^2, mean (SD)		24.8 (4.3)	27.5 (6.3)
Previously used any psychedelic (lifetime)		4 (10)	5 (12.2)
Baseline Disease Characteristics			
HAM-D-17 Total Score, mean (SD)		24.9 (2.7)	24.6 (2.3)
MADRS Total Score, mean (SD)		29 (5.4)	28.2 (4.6)
Major Depressive Episode (MDE) History at Baseline			
Number of MDEs	Mean (SD)	2.1 (1.4)	2.0 (1.1)
	≥3, n (%)	14 (35.0)	13 (31.7)
Time since first depressive episode, years, mean (SD)		11.3 (9.7)	12.2 (8.4)
Duration of current MDE, weeks, mean (SD)		50.8 (28.3)	63.3 (106.9)
GH001 IDR Dose Received and Duration			
Total IDR dose received[1], n (%)	6 mg	9 (22.5)	0 (0)
	6, 12 mg	21 (52.5)	0 (0)
	6,12,18 mg	10 (25)	41 (100)
Duration of psychoactive effects, minutes, mean (SD)	6 mg (or PBO first dose)[2]	12.8 (9.1)	0.4 (2.3)
	12 mg (or PBO second dose)[2]	15.1 (9.8)	0.1 (0.8)
	18 mg (or PBO third dose)[2]	18.0 (15.2)	0.2 (1.1)

1 For patients in the GH001/placebo groups, up to 3 doses of GH001 or placebo were administered;2 Includes all patients who received respective dose of GH001/placebo, irrespective of total dose
Abbreviations: BMI = Body mass index; HAM-D-17 = Hamilton Rating Scale for Depression; MADRS = Montgomery-Åsberg Depression Rating Scale; MDE = Major Depressive Episode; IDR = Individualized dosing regimen; SD = Standard deviation’ PBO = Placebo

Results: Safety

GH001 was well tolerated and no serious adverse events were reported in the double-blind part of the trial.
•	All TEAEs were mild or moderate with no severe adverse events observed.
•	The most common TEAEs in patients treated with GH001 were nausea, salivary hypersecretion, paresthesia, headache, and dysgeusia. There were no TEAEs of flashbacks reported.
•
No clinically significant changes were observed in any of the safety laboratory analyses or vital parameters, including heart rate, blood pressure and ECG, and there were no adverse events related to vital signs.

•	There were no TEAEs leading to study drug withdrawal or early withdrawal from the double-blind part of the trial.
•
No dissociative state symptoms or sedation were observed at discharge after treatment with GH001 and 97.4% of patients were discharge ready within 1 hour of the last dose. Patients were not required to observe any post-discharge restrictions.

•	No evidence of treatment-emergent suicidal ideation or behavior or treatment-emergent BPRS+ symptoms were observed after treatment with GH001.

Overview of Adverse Events: GH001 vs Placebo

	GH001 N=40		Placebo N=41	
	Pts n (%)	Events n	Pts n (%)	Events n
Any TEAE[1]	29 (72.5)	81	3 (7.3)	7
Max severity of TEAEs[2]				
Mild	14 (35.0)	55	2 (4.9)	6
Moderate	15 (37.5)	26	1 (2.4)	1
Severe	0 (0)	0	0 (0)	0
Treatment-related TEAEs[3]	29 (72.5)	79	1 (2.4)	4
Device-related TEAEs	1 (2.5)	1	0 (0)	0
SAEs[4]	0 (0)	0	0 (0)	0
Treatment-related SAEs[3]	0 (0)	0	0 (0)	0
TEAEs leading to study drug withdrawal	0 (0)	0	0 (0)	0
TEAEs leading to early withdrawal from trial	0 (0)	0	0 (0)	0
AESIs	8 (20.0)	10	0 (0)	0
Death	0 (0)	0	0 (0)	0

1TEAE=AE that emerges after the start of study drug dosing having been absent pretreatment, or an AE that worsens in severity relative to a pretreatment onset
2 Number of events for mild, moderate and severe TEAEs represents total number of events of each severity
3Treatment-related TEAE/SAE is any TEAE/SAE that is possibly or probably related to the study drug
4SAE=any untoward medical occurrence of effect at any dose that a) results in death, b) is life threatening, c) requires inpatient hospitalization or prolongation of hospitalization, d) results in persistent or significant disability or incapacity, e) is a congenital anomaly or birth defect, f) any other important medical event
Abbreviations: AESI = Adverse event of special interest; Pts = Patients; SAE = Serious adverse event; TEAE = Treatment-emergent adverse event; MedDRA = Medical dictionary for regulatory activities; PT = Preferred term;

Results: Efficacy

The primary endpoint of the trial was met with a significant reduction from baseline of -15.2 points in Montgomery-Åsberg Depression Rating Scale (MADRS) total score on Day 8 after administration of GH001, compared with +0.3 points in the placebo group (difference of -15.5 points, p<0.0001).

All secondary endpoints in the trial were met, with results consistent with the primary endpoint. The majority of the patients treated with GH001 achieved remission (MADRS≤10) and were responders (MADRS reduction ≥50%) at 2 hours, Day 2 and Day 8. Remission and response rates with GH001 were significantly greater than placebo at all timepoints (p<0.0001). Treatment with GH001 led to clinically and statistically significant improvements on the Clinical Global Impression Severity, or CGI-S, and Hamilton Anxiety Rating, or HAM-A, scales, and the Quality of Life Enjoyment and Satisfaction Questionnaire, or Q-LES-Q-SF Questionnaire, on Day 8, compared with placebo.

Secondary endpoints: GH001 Led to 57.5% Remission Rate[1] at Day 8 vs 0% in Placebo

Percentage of patients with MADRS remission and response
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
****
57.5%
2.4%
82.5%
2.4%
70.0%
4.9%
77.5%
2.4%
57.5%
0.0%
60.0%
0.0%
2 Hours
Day 2
Day 8
Remission GH001 1
Remission PBO 1
Response GH001 2
Response PBO 2
****P<0.0001

[1] Remission defined as a patient with a MADRS total score ≤10
[2] Response defined as a patient with ≥50% reduction from baseline in total MADRS score

Abbreviations: D = Day; MADRS = Montgomery-Åsberg Depression Rating Scale; PBO = Placebo

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Secondary endpoints: GH001 led to CGI-S total score difference of -2.5 on Day 8 compared with placebo (p<0.0001)

CGI-S reflects the severity of the patient's illness as perceived by the clinician

CGI-S Results	GH001 (N=40)	Placebo (N=41)	P value
BL total score, mean (SD)	4.8 (0.7)	5.0 (0.6)	-
Day 8 total score, mean (SD)	2.4 (1.6)	5.0 (0.6)	-
LS mean (SE) change from BL to Day 8	**-2.4 (0.2)**	**0.1 (0.2)**	-
LS mean difference GH001 vs placebo	**-2.5 (0.3)**	-	**<0.0001**

CGI-S Total Score
LS Mean Change from Baseline
0.5
0
-0.5
-1
-1.5
-2
-2.5
-3
0.1
-2.4
P<0.0001
GH001 N=40
Placebo N=41

Abbreviations: BL = Baseline; CGI-S = Clinical Global Impression – Severity Scale Score; LS = Least squares; SD = Standard deviation; SE = Standard error.

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Secondary endpoints: GH001 led to HAM-A total score difference of -10.0 on Day 8 compared with placebo (p<0.0001)

HAM-A assesses severity of anxiety symptoms

HAM-A results	GH001 (N=40)	Placebo (N=41)	P value
BL total score, mean (SD)	21.1 (6.5)	21.2 (6.1)	-
Day 8 total score, mean (SD)	10.0 (8.6)	20.1 (5.8)	-
LS mean (SE) change from BL to Day 8	**-11.1 (1.0)**	**-1.0 (1.0)**	
LS mean difference GH001 vs placebo	**-10.0 (1.4)**	-	**<0.0001**

HAM-A Total Score
0
-2
-4
-6
-8
-10
-12
LS Mean Change from Baseline
-11.1
-1
P<0.0001
GH001 N=40
Placebo N=41

Abbreviations: BL= Baseline; HAM-A = Hamilton Anxiety Rating Scale; LS = Least squares; SD = Standard deviation; SE = Standard error.

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<u>Secondary endpoints</u>: GH001 led to Q-LES-Q-SF total score difference of 21.5 on Day 8 compared with placebo (p<0.0001)

Q-LES-Q-SF measures QoL domains such as physical health, mood, work, household duties, schoolwork, leisure time activities, social and family relations, and overall well-being

Q-LES-Q-SF Results	GH001 (N=40)	Placebo (N=41)	P value
BL total score, mean (SD)	27.9 (9.0)	25.2 (8.2)	-
Day 8 total score, mean (SD)	47.2 (12.5)	25.5 (8.8)	-
LS mean (SE) change from BL to Day 8	**20.6 (1.8)**	**-0.9 (1.7)**	-
LS mean difference GH001 vs placebo	**21.5 (2.5)**	-	**<0.0001**

Q-LES-Q-SF Total Score
P<0.0001
20.6
-0.9
LS Mean Change from Baseline
25
20
15
10
5
0
-5
GH001 N=40
Placebo N=41

Abbreviations: BL = Baseline; LS = Least squares; Q-LES-Q-SF = Quality of Life Enjoyment and Satisfaction Questionnaire – Short Form; QoL = Quality of Life; SD = Standard deviation; SE = Standard error.

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As of January 22, 2025, 9 patients are ongoing in the trial, while 54 patients have completed the full 6-month follow-up of the OLE and 18 patients discontinued, with one patient’s discontinuation due to an adverse event.

Of the 54 patients who completed the OLE as of January 22, 2025:

•	77.8% of patients were in remission (MADRS≤10) at the 6 month visit and 81.5% were responders (MADRS reduction ≥50%);

•	Mean MADRS total score at 6 months was 8.6;

•	63.0% (n=34) received 1-4 treatments with GH001;

•
91.7% of patients who had remission at Day 8, also had remission at 6 months (patients who completed the 6-month OLE follow-up per protocol: patients who terminated early are excluded; N=53 patients in total; 1 OLE completer not evaluable due to missing data at data cut of January 22, 2025).

Reduction in MADRS total score with GH001 in DB **reproduced** in PBO Group with first GH001 treatment in OLE

Mean MADRS Total Score from Baseline to Day 8 by First Active Treatment

Double Blind (n=40)
First treatment of PBO group with GH001 (n=41)
Mean +/- SEM MADRS
0
10
20
30
40
Baseline
2H
Day 2
Day 8
Baseline
2H
Day 2
Day 8
Study Visit
GH001
PLACEBO

- All patients enrolled in the DB part of the trial directly transitioned into the OLE at the end of the DB period.
- Once a patient completed the Day 8 visit of the DB part, if re-treatment criteria were met, a GH001 treatment could be administered.
- **All patients allocated placebo in the DB part received at least one treatment with GH001 in the OLE.**
- In the OLE, the reduction in MADRS total score in the DB placebo group following first active treatment*, was comparable to the results observed in the GH001 group in the DB part, showing **reproducibility of effects.**

**An active treatment refers to treatment with GH001*

Abbreviations: BL = Baseline; DB = Double blind; MADRS = Montgomery-Åsberg Depression Rating Scale; SEM = Standard error of mean; PBO = Placebo; OLE = Open-Label Extension

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Remission on Day 8 / Remission at 6 Months

Remission[1] Rate at 6 Months[2] in OLE Completers[3] by Day 8 First Active Treatment, Remitters / Non-Remitters[4]

Percentage of patients in remission
100
90
80
70
60
50
40
30
20
10
0
91.7%
47.1%
Initial Remitters
N=36 5
Initial Non-Remitters
N=17 5

Patients who had remission on Day 8 after their first active treatment had a 91.7% remission rate at 6 Months.

(91.7% of the OLE Completers[3] who had remission[1] at Day 8 after first active treatment[4], also had Remission at 6 Months[2].)

[1] Remission defined as a patient with a MADRS total score ≤10
[2] 6 Months' or 'Month 6' (end of trial) was at approximately 6 months post-study start (mean 168 days from Day 1 of double-blind period)
[3] Patients who completed the 6-month OLE follow-up per protocol (patients who terminated early are excluded)
[4] First active treatment refers to first treatment with GH001 = initial remitters / initial non-remitters
[5] N=53 patients in total; 1 OLE completer not evaluable due to missing data at data cut as of January 22, 2025

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MADRS Total Score Change from Baseline/Pre-dose to Day 8 Across Treatments[1] in DB and OLE

MADRS Total Score Change from Baseline/Pre-dose to Day 8 Across Treatments
Active Treatment Double Blind[2]
Treatment 2
Treatment 3
Treatment 4
Treatment 5
MADRS Change from Baseline
0
-5
-10
-15
-20
Pre-Dose
2H
Day2
Day8
Associated study visit

OLE data as of January 22, 2025, shows GH001 leads to a **consistent and rapid reduction in MADRS after each GH001 treatment**, as in the DB part

[1] Treatments 2-5 were administered in the OLE, and all patients were administered GH001
[2] Includes patients who received GH001 in the DB period
Abbreviations: BL = Baseline; DB = Double-blind; MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension

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Safety analysis has not yet been completed for the OLE as it remains ongoing, but as of January 22, 2025, no serious adverse events have been reported throughout the OLE.

Our Phase 2b clinical trial of GH001 in patients with TRD is subject to certain risks and uncertainties, as is the case with our other clinical trials. Please see Exhibit 99.1 of the Current Report on Form 6-K of which this Exhibit forms a part for certain risk factors relevant to our clinical trials.

Phase 1: Clinical Trial with GH001 aerosol delivery device in healthy subjects (GH001-HV-106, NCT06511947)

We are also currently recruiting an open-label Phase 1 trial to determine the pharmacokinetic, pharmacodynamics, and safety of GH001 administered via a proprietary aerosol delivery device in healthy subjects.

Trial Design

This is an open-label, Phase 1 clinical trial in healthy subjects that will include single- and multiple-dose parts. Following a screening period of up to 4 weeks prior to baseline, one single dose (Part 1), an IDR (Part 2), or two single doses (Part 3) of GH001 will be administered. In Part 1 and Part 2, GH001 will be administered via a proprietary aerosol delivery device on Day 1.

In Part 2, the IDR consists of up to three increasing doses of GH001 given at approximately 1-hour intervals.

The primary endpoint of this trial is to assess the pharmacokinetic profile of mebufotenin and bufotenine, a metabolite of mebufotenin, and safety and tolerability. Participants are monitored on the dosing day, with additional follow-up visits on Day 8 and Day 31.

Regulatory Interactions

 Following a type C meeting with the FDA in May 2023, in August 2023 we submitted an IND for GH001, delivered with our proprietary aerosol delivery device, to the FDA. The IND-opening study was proposed to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials. As previously announced, in September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure.

In February 2024, we requested a meeting with the FDA to discuss specific aspects of their device feedback and this meeting was executed by way of written response. On January 10, 2025, we announced the completion of the requested inhalation toxicology studies and we are now preparing to engage with the FDA in advance of providing a complete response to the clinical hold, which we plan to submit in mid-2025.

Indication Expansion Opportunities for GH001

Given GH001’s proposed mechanisms of resetting FC and serotonergic agonism, we believe that it represents a compelling therapeutic option for multiple psychiatric and neurological disorders other than TRD. Through collaborations with academic institutions and CROs we intend to explore the benefits of GH001 in additional psychiatric or neurological indications, the first of which are bipolar II disorder and postpartum depression.

Intravenous Mebufotenin Product Candidate - GH002

GH002 is our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injectable approach. For GH002, we use a synthetically developed, pharmaceutical grade mebufotenin salt, manufactured in accordance with current cGMP standards. We believe GH002 has the potential to be an attractive therapeutic option, e.g., in patients with underlying airway or pulmonary disease or in situations where it is difficult to assure that the GH001 inhalation is performed adequately, such as in acute psychiatric emergency care situations where a patient may be unable to use an inhalation device.

Completed Clinical Trials with GH002

Phase 1: Clinical Pharmacology Trial with GH002 in Healthy Volunteers (GH002-HV-105, NCT05753956)

We have recently completed a Phase 1 clinical pharmacology trial of GH002 in healthy volunteers that was conducted in the Netherlands and top-line results are available.

Trial Design

The trial had two parts: a single-dose part, which was randomized, double-blind, placebo-controlled, with single, intravenous doses of GH002 or placebo in 7 dose groups (0.25 mg, 1 mg, 2 mg, 4 mg, 6 mg, 8 mg, and 10 mg) of 8 subjects, whereby 6 subjects per dose group received GH002 and 2 subjects per dose group received a placebo; and a multiple-dose part, in an open-label, non-randomized design, where an IDR was administered to 8 subjects on a single day with up to 3 increasing doses of GH002 (2 mg as the first dose, 4 mg as the second dose and 6 mg as the third dose) with a scheduled 1-hour interval between doses. GH002 was administered without additional mandated visits for psychological intervention.

The primary endpoints of this trial were to assess the safety and tolerability and the pharmacokinetic profile of GH002. Participants were monitored on the dosing day, with an additional follow-up visit on Day 8.

Baseline Characteristics

56 subjects received single doses of 0.25 mg, 1 mg, 2 mg, 4 mg, 6 mg, 8 mg, and 10 mg of GH002 (n=6 in each dose group), or placebo (n=2 in each dose group) in the single dose part of the trial, and 8 subjects received an IDR of up to three escalating doses of GH002 (2 mg, 4 mg, 6 mg) on a single day with a scheduled 1-hour interval between doses. The median age in the single-dose part was 23 years and in the multiple-dose part was 26.5 years. In the multiple-dose part, based on the IDR, four participants received 2 mg of GH002, two participants received 2 mg followed by 4 mg of GH002, and 2 participants received 2 mg, followed by 4 mg and then 6 mg of GH002.

Results

All participants completed all planned visits. No SAEs were reported. TEAEs were observed in 22 of 42 subjects (52%) who received GH002 and in 5 of 14 subjects (36%) who received placebo in the single-dose part, and in 4 of 8 subjects (50%) who received GH002 in the IDR part. The majority of TEAEs were mild. In the single-dose part, in subjects who received GH002, the most common TEAEs reported were: fatigue (in 6 participants), nausea (in 5 participants), dizziness (in 4 participants), vomiting and abdominal pain (each in 3 participants), emotional distress, head discomfort, headache, pain in extremity, muscles spasms, and grunting (each in 2 participants). In the IDR part, the most common TEAEs reported were: headache (in 2 participants), head discomfort, nausea, and vomiting (each in 1 participant).

No clinically relevant changes were observed in the safety laboratory analyses and ECG. With the exception of a temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH002, no noteworthy changes in vital parameters occurred.

Potent PD effects as assessed by psychoactive effect (PsE) intensity were observed across single dose levels and the IDR, with an ultra-rapid onset of PsE and a short duration of the psychoactive experience (generally five to 30 minutes). The PK profile of GH002 was generally dose-linear and correlated with the ultra-rapid profile of the PsE. The analyses of the PK/PD relationship and other secondary endpoints are ongoing and awaited to inform the further clinical development strategy for GH002.

Conclusions

Intravenous administration of GH002 without additional psychological support before or after dosing, was observed to be well tolerated at the investigated single dose levels and in the IDR with intra-subject dose escalation with a scheduled 1-hour dose interval between doses, and potent and ultra-rapid PD effects as assessed by PsE intensity were observed.

Nonclinical Experience

Mebufotenin in vitro and in vivo data from published academic literature allowed initiation of our clinical trials GH001-HV-101, GH001-HV-103 and GH001-TRD-102. We have advanced a nonclinical study program with additional in vitro and in vivo toxicology studies as well as safety pharmacology studies, including studies evaluating genotoxicity and cardiotoxicity with our high-purity active pharmaceutical ingredient, or API, and an inhalation toxicology study in rats and an intravenous toxicology study in non-human primates. The results of these studies, together with the data from published academic literature, supported the initiation of our Phase 2a clinical trials of GH001 in BDII and a current major depressive episode (GH001-BD-202) and PPD (GH001-PPD-203), our Phase 2b clinical trial of GH001 in TRD (GH001-TRD-201), our Phase 1 clinical pharmacology trial of with our proprietary device (GH001-HV-106), and our Phase 1 clinical trial of GH002 in healthy volunteers (GH002-HV-105).

On November 9, 2023, we announced that our IND for GH001 administered using our proprietary aerosol delivery device was placed on clinical hold by the FDA, with the FDA requesting that we provide additional information, including (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure, to resolve the hold.

On January 10, 2025, we announced that (i) the requested inhalation toxicology study in a non-rodent species had been completed, and the pathology report concluded that there were no histology findings in the respiratory tract of any dogs at any dose level evaluated in the study and (ii) the requested additional inhalation toxicology study in rats had been completed which showed histology findings consistent with our previously completed study in rats.

Further nonclinical studies are ongoing or expected to be performed in GH001 and/or other product candidates as our development progresses.

Delivery Systems and Routes of Administration for Mebufotenin

We are working to optimize current delivery systems and to investigate additional delivery systems and additional routes of administration for mebufotenin which we believe could expand the patient population that could benefit from our product candidates.

Currently, GH001, our inhalable mebufotenin product candidate, has been vaporized using an inhalation device purchased from a third party, which is a CE-marked medical device in the EU and licensed as a medical device in Canada and Australia. We continue to use that device in our Phase 2b trial in TRD patients (GH001-TRD-201) and in the recently initiated Phase 2a trials in bipolar II disorder (GH001-BD-202) and postpartum depression (GH001-PDD-203). We are working with a CDMO to develop a proprietary delivery device for GH001. Our proprietary device is included in a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106) designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials, following which we intend to use our proprietary device in our pivotal clinical trial program and for commercial supply. In advance of our pivotal program, we intend to open an IND with our proprietary delivery device following resolution of our clinical hold.

GH002, our intravenous mebufotenin product candidate, is currently administered using a standard, over-the-counter syringe. For future clinical studies we may license or acquire a specific delivery device from third parties or work with a CDMO to develop such device and establish manufacturing capabilities for such device.

We expect that GH001 along with the accompanying device, will be regulated by the FDA as a drug-device combination product. However, for GH002, this classification will depend on our final choice for its commercial presentation.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on CDMOs to further develop and synthesize the API that is contained in our GH001 and GH002 product candidates and to further develop and manufacture our product candidates. The manufacturing processes are contracted so that the relevant API and product candidate manufacturing steps are compliant with cGxP. We expect to continue to rely upon third parties for the development and production of all clinical supply API and drug product that we may use. We also use contract manufacturers to fill, label, package, store and distribute our product candidates. We currently rely on two suppliers for our API and a single supplier for our GH001 product candidate, and because we maintain only a limited supply of API and GH001 product candidate we may not be able to avoid a material disruption in the event of any need to replace one or more of our suppliers. For our Phase 2b trial in TRD patients (GH001-TRD-201) and our Phase 2a trials in BDII and a current depressive episode (GH001-BD-202) and PPD (GH001-PDD-203), we currently acquire from a third party the vaporization device used to create the inhaled aerosol from our GH001 product candidate. We do not have a commercial supply agreement with this third party, nor have we established license agreements with any alternative provider of a suitable vaporization device. We are however working with a CDMO to develop a proprietary delivery device for GH001 for use in our pivotal clinical trial program and for commercial use.

Commercialization

If either of our GH001 or GH002 product candidates are approved, we plan to use our own sales and marketing capabilities, targeting public and private healthcare providers and clinic networks and third-party payors in the United States and major European markets. However, depending on the situation, we may enter into commercialization collaborations, partnering or licensing agreements with third parties who have complementary commercial capabilities.

Competition

Our industry is characterized by many newly emerging and innovative technologies, intense competition and a strong emphasis on proprietary product rights. While we believe that our GH001 and GH002 product candidates represent a fundamental shift in the treatment paradigm relative to other TRD treatments on the market and under development, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, non-profit organizations, governmental agencies and medical research organizations. Any product candidates that we successfully develop and commercialize, including our GH001 and GH002 product candidates, will compete with the standard of care and new therapies, both pharmacological and somatic, which may become available in the future.

Based on the current understanding of regulatory agencies, TRD encompasses patients who have not been helped by two or more MDD pharmacotherapies. Currently, only two pharmacotherapies are approved specifically for TRD in the United States: SPRAVATO® (esketamine), marketed by Janssen, which is an NMDA receptor antagonist; and olanzapine and fluoxetine hydrochloride capsules, which are available generically. Because of this, antidepressants indicated for use in MDD are frequently prescribed, combined or augmented with a second agent to treat TRD patients. Several biopharmaceutical companies have therapies, including other tryptamine compounds, in preclinical and clinical development being evaluated or planned to be evaluated in mental illness, including in TRD patients, including ATAI Life Sciences, Axsome Therapeutics, Beckley Psytech, COMPASS Pathways, Cybin, Mindmed and Sage Therapeutics.  Of the programs with other tryptamine compounds, the most advanced is COMPASS Pathways’ investigational therapy COMP360 given in conjunction with psychological support, for which results of a Phase 2b trial in TRD have been reported and a Phase 3 program has been initiated.

Many of the pharmaceutical, biopharmaceutical and biotechnology companies with whom we may compete have established markets for their therapies and have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market superior and/or less expensive products or therapies. In addition, many of these potential competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new therapeutic substances and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA or EMA approval for alternative or superior products. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

Intellectual Property

Patent Strategy

Our commercial success is, in some part, linked to obtaining, maintaining and enforcing intellectual property rights protection in patents, trade secrets and other proprietary rights in the United States, EU, UK and other jurisdictions. We plan to continue to strategically protect our innovations with parallel patent protection and regulatory and market exclusivity. We also may rely on trade secrets and know-how relating to our proprietary technologies, on continuing innovation and on future in-licensing opportunities to develop, strengthen and maintain the strength of our competitive position.

Issued Patents and Pending Patent Applications

Our patent portfolio includes at least 35 patent families directed to uses of mebufotenin including the use of mebufotenin for treatment of various disorders when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous routes, aerosol compositions of matter of mebufotenin, manufacturing methods for the preparation of and purification of mebufotenin, high purity mebufotenin, salt forms of mebufotenin and device-related aspects of mebufotenin administration. We are committed to exploring additional opportunities with mebufotenin through continuous research and development and will continue to seek patent protection for all our innovations.

Two of our patent families are directed to uses of mebufotenin for treatment of MDD and TRD, including when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous administration, respectively. These patent families include patents issued in at least, Europe, Japan and certain other jurisdictions outside of the United States. The issued patents in these families, and the pending patent applications, if issued, have expected expiry dates of no earlier than 2040, not including any patent term extensions and/or patent term adjustments.

Three of our patent families are directed to compositions of matter of mebufotenin, including high purity mebufotenin, the aerosol generated for the administration of GH001, and an HBr salt. These patent families include patents issued in the U.S. and Europe.  The issued patents in these families, and the pending patent applications if issued, have expected expiry dates of no earlier than between 2040 and 2043, not including any patent term extensions and/or patent term adjustments.

At least 25 of our patent families are directed to various methods of use of mebufotenin, including use of mebufotenin to treat postpartum depression and bipolar disorder. The pending patent applications in these families, if issued, would have expected expiry dates of no earlier than 2043 or later, not including any patent term extensions and/or patent term adjustments.

Three of our patent families are directed to our proprietary device. The pending patent applications in these families, if issued, would have expected expiry dates of no earlier than 2044 or later, not including any patent term extensions and/or patent term adjustments.

We also own design patent applications directed to our proprietary device, one of which has been granted in Europe and is expected to expire in 2049.

Two of our patent families are directed to manufacturing methods for the preparation of mebufotenin. These patent families include patents issued in at least Europe.  The issued patents in these families, and the pending patent applications if issued, have expected expiry dates of no earlier than 2040.

In total, we have over 250 patent applications pending globally, including in the United States, Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, and Taiwan, as well as pending international applications under the Patent Cooperation Treaty, or PCT.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record keeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, record keeping, approval, labeling, promotion and marketing, sale and distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products and medical devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve a pending new drug application, or NDA, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product in the United States, including a drug-device combination product, typically involves nonclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Nonclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, or product CMC, information about the device component of a drug-device combination product and a proposed clinical trial protocol. If clinical results are available from studies conducted outside the United States, that information must also be included in the IND. Long-term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA places the trial on clinical hold. In such a case, the IND sponsor must correct the deficiencies cited in the hold letter or otherwise satisfy the FDA that the investigation may proceed before the clinical trial can begin. When the sponsor submits a complete response to the issues identified in the hold letter, the FDA must respond in writing to the sponsor within 30 days of the complete response by either removing or maintaining the clinical hold. The FDA can also place an IND on partial clinical hold, in which parts of the clinical work requested may proceed, but other parts are delayed or suspended until the FDA’s outstanding concerns are resolved.

Clinical trials involve the administration of the IND to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted (i) in compliance with federal regulations; (ii) in compliance with Good Clinical Practices, or GCPs, which are standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may be combined or overlap. Phase 1 involves the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial may be sufficient in rare instances, including (i) where the study is a large multi-center trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (ii) when in conjunction with other confirmatory evidence.

The manufacturer of an investigational drug in a Phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all nonclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. In the case of a drug-device combination product, the NDA must also include design, testing, manufacturing and quality information to support the device constituent, including information to support its use and compatibility with the drug constituent. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to an annual program fee. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be filed based on the FDA’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is filed, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most applications for standard review drug products that are new molecular entities, or NMEs, are reviewed within 10 months of the date that the FDA files the NDA; most applications for priority review drugs that are NMEs are reviewed within six months of the date that the FDA files the NDA. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP. Additionally, the FDA will generally inspect the facility or the facilities at which the drug and in the case of a drug-device combination product, the device constituent, is manufactured. The FDA will not approve the product unless compliance with cGMPs is satisfactory and the NDA contains data that demonstrate that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Combination Products

A combination product is a product comprising (i) two or more regulated components, i.e., drug-device, biologic-device, drug/biologic or drug-device/biologic, that are physically, chemically or otherwise combined or mixed and produced as a single entity; (ii) two or more separate products packaged together in a single package or as a unit and comprising drug and device products, device and biological products or biological and drug products; (iii) a drug, device or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological product where both are required to achieve the intended use, indication or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, for example, to reflect a change in intended use, dosage form, strength, route of administration or significant change in dose; or (iv) any investigational drug, device or biological product packaged separately that, according to its proposed labeling, is for use only with another individually specified investigational drug, device or biological product where both are required to achieve the intended use, indication or effect.

The FDA is divided into various branches, or Centers, by product type. Different Centers typically review drug, biologic or device applications. In order to review an application for a combination product, the FDA must decide which Center should be responsible for the review. FDA regulations require that the FDA determine the combination product’s primary mode of action, which is the single mode of a combination product that provides the most important therapeutic action of the combination product. The Center that regulates that portion of the product becomes the lead evaluator. When evaluating an application, a lead Center may consult other Centers but still retain complete reviewing authority, or it may collaborate with another Center, by which the Center assigns review of a specific section of the application to another Center, delegating its review authority for that section. Typically, an applicant submits a single marketing application to the Center selected to be the lead evaluator, although separate applications for each constituent part may be submitted to the applicable Centers. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center.

In a drug-device combination product, where the device component is a pre-filled drug delivery device, the primary mode of action is typically a drug mode of action with the Center for Drug Evaluation and Research, or CDER, as the lead Center. CDER would review the NDA in consultation with the Center for Devices and Radiological Health on device-specific issues. For co-packaged or single entity combination products, such as pre-filled drug delivery devices, there are two ways to comply with cGMP requirements. Manufacturers can either (i) demonstrate compliance with all cGMP regulations applicable to each of the constituent parts in the combination product or (ii) in the case of drug-device combination products, demonstrate compliance with either the drug cGMP regulations or the device quality system requirements, or device QSR, and also demonstrate compliance with additional provisions from the other of these two sets of cGMP requirements, as specified in the combination products regulations.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning or untitled letters, fines, injunctions, civil or criminal penalties, recall or seizure of current or future products, operating restrictions, partial suspension or total shutdown of production, refusal or denial of submissions for new products or withdrawal of clearance, authorization or approval.

Expedited Development and Review Programs for Drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track Designation, Breakthrough Therapy Designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs.

A drug is eligible for Fast Track Designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track Designation provides increased opportunities for sponsor interactions with the FDA during nonclinical and clinical development, in addition to the potential for rolling review of a marketing application. Rolling review means that the Agency may review portions of the marketing application before the sponsor submits the complete application, though the review clock does not begin until all portions of the application have been submitted.

In addition, a drug may be eligible for Breakthrough Therapy Designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy Designation provides all the features of Fast Track Designation in addition to intensive guidance on an efficient drug development program and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy Designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review designation, once an NDA is submitted, if the drug that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. If the FDA grants priority review, the FDA’s goal date to take action on the marketing application is six months compared to 10 months for a standard review.

A product is eligible for Accelerated Approval if it can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Accelerated Approval is contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence, and, in most cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. In addition, the FDA generally requires, as a condition for Accelerated Approval, that all advertising and promotional materials intended for dissemination or publication be submitted to the FDA for review.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track Designation, Breakthrough Therapy Designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to products intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The first NDA applicant to receive FDA approval for a particular active moiety to treat a rare disease for which it has such designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care, or in instances of drug supply issues. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition or the same drug for a different disease or condition. Other benefits of orphan drug designation include tax credits for certain research and an exemption from the NDA application fee.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information on ClinicalTrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pediatric Information

Under the Pediatric Research Equity Act, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers or deferrals for submission of data.

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.

The FDA strictly regulates marketing, labeling, advertising and promotion of drugs that are placed on the market. Advertising and promotion of drugs must be in compliance with the FDCA and its implementing regulations and only for the approved indications and in a manner consistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities.

The Hatch-Waxman Act

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, nonclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a statement certifying that its proposed ANDA label does not contain (or carve out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

To the extent that a Section 505(b)(2) applicant is relying on the FDA’s prior findings of safety or effectiveness for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Exclusivity

Upon NDA approval of a new chemical entity, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug. An ANDA may be submitted one year before new chemical entity exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period. Certain changes to a drug, such as the addition of a new indication to the package insert, can be the subject of a three-year period of exclusivity if the application contains reports of new clinical investigations (other than bioavailability studies) conducted or sponsored by the sponsor that were essential to approval of the application. The FDA cannot approve an ANDA for a generic drug that includes the change during the exclusivity period.

The FDCA alternatively provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval), up to a maximum of five years. The extension period can be shortened if, among other things, the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years, and only one patent can be extended. For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. To obtain interim patent extension, the director of the United States Patent and Trademark Office, or USPTO, must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Controlled Substances

The federal Controlled Substances Act, or CSA, and its implementing regulations establish a “closed system” of manufacture and distribution of controlled substances. The CSA and regulations promulgated by the U.S. Drug Enforcement Administration, or DEA, impose registration, security, record keeping and reporting, storage and other requirements on individuals and other entities that handle controlled substances. The DEA is the federal agency responsible for regulating controlled substances and requires those individuals or entities that manufacture, import, export, distribute, research or dispense controlled substances to comply with the regulatory requirements in order to promote legitimate use of controlled substances and prevent the abuse and diversion of controlled substances to illicit channels of commerce.

The DEA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV or V—depending on the relative potential for dependence and abuse. Schedule I substances by definition have the highest potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. Pharmaceutical products demonstrating some abuse potential but that do have a currently accepted medical use and are approved for marketing are classified in Schedule II, III, IV or V depending on abuse potential. Among controlled substances that can be marketed, Schedule II substances are considered to have the highest potential for abuse and physical or psychological dependence, and Schedule V substances the lowest relative potential for abuse and dependence.

Mebufotenin is currently classified as a Schedule I drug and, if the substance or a formulation containing the substance is approved for marketing in the United States, will need to be rescheduled from Schedule I to either Schedule II, III, IV or V by the DEA before it can be commercially marketed, distributed and sold. Rescheduling is dependent on FDA approval and the FDA must make a recommendation to the DEA on the appropriate schedule. The DEA must conduct notice and comment rulemaking to reschedule any controlled substance. Such action is subject to public comment and potential requests for an administrative hearing objecting to, or supporting, any such action. In addition, because each state has its own statutory and regulatory requirements related to controlled substances, each state or jurisdiction must also take appropriate administrative or legislative action to reschedule a controlled substance within that state based on federal rescheduling.

A DEA registration is required for all manufacturers, importers, exporters and distributors who must register annually with the DEA to handle controlled substances. A DEA registration is also required for pharmacies and physicians who prescribe, administer and/or dispense controlled substances; they must register every three years. The DEA registration is specific to each facility (i.e., physical location) and the activity(ies) and controlled substance schedule(s) handled at each location.

The DEA conducts cyclic inspections all manufacturing, importing, exporting and distribution facilities to review security, record keeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers, importers, exporters and distributors of Schedule I and Schedule II substances. Required security measures include restricted access and physical control of controlled substances through storage in approved vaults, safes and cages and through use of alarm systems and surveillance cameras. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and inventory and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances and other designated substances. All DEA registrants (including manufacturers, importers, exporters and distributors) must comply with security, record keeping and reporting requirements such as reporting any controlled substance thefts or significant losses and following appropriate procedures to destroy or dispose of controlled substances. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic and submit import or export declarations for Schedule III, IV and V non-narcotics. In some cases, Schedule III non-narcotic substances may be subject to the import/export permit requirement, if necessary, to ensure that the United States complies with its obligations under international drug control treaties.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. Each manufacturer must apply for an individual manufacturing quota (e.g., manufacturing API) or procurement quota (e.g., manufacturing dosage forms or packaging), which represents the amount each facility can manufacture in a given quarter or year. The DEA currently has revised its regulations to require applications for quotas on a semi-annual basis. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year. The DEA can also adjust individual manufacturing or procurement quotas based on manufacturer requests. The DEA has substantial discretion in whether or not to make such adjustments for individual companies.

Different states within the United States also maintain separate controlled substance laws and regulations, including licensing, record keeping, security, distribution and dispensing requirements. State authorities, including boards of pharmacy, regulate use of controlled substances in each state.

Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

The United States and the majority of countries are signatories to the UN international drug control treaties which dictate certain scheduling, licensing, restrictions and other requirements involving controlled substances. Because mebufotenin is classified as a Schedule I controlled substance under the UN Convention on Psychotropic Substances, 1971 most countries maintain laws and regulations comparable to those in the United Stated related to mebufotenin and other controlled substances.

Regulation and Procedures Governing Approval of Medicinal Products in the EU

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows similar pathways as in the United States, although the approval of a medicinal product in the United States is no guarantee of approval of the same product in the EU, either at all or within the same timescale as approval may be granted in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU or its member states (as well as Iceland, Norway and Liechtenstein). If we fail to comply with applicable requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Clinical Trial Approval

In the EU, an applicant for authorization of a clinical trial must obtain prior approval from the national competent authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the relevant independent ethics committee has issued a favorable opinion in relation to the clinical trial. In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which replaced the previous Clinical Trials Directive 2001/20/EC. It has reshaped the system of approvals for clinical trials in the EU. Specifically, the new legislation, which is directly applicable in all EU member states (meaning that no national implementing legislation in each EU member state is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point—the Clinical Trials Information System, or CTIS, and strictly defined deadlines for the assessment of clinical trial applications. The new Clinical Trials Regulation (EU) No. 536/2014 became applicable on January 31, 2022. The transitory provisions of the new Clinical Trials Regulation offer sponsors the possibility to choose whether to submit a new clinical trial application under the Clinical Trials Directive 2001/20/EC or the Clinical Trials Regulation (EU) No 536/2014 if the request for authorization of a clinical trial is submitted in the year after the new Clinical Trials Regulation became applicable. If the sponsor chooses to submit under the Clinical Trials Directive 2001/20/EC, the clinical trial continues to be governed by the Clinical Trials Directive 2001/20/EC until three years after the new Clinical Trials Regulation (EU) No 536/2014 became applicable. If a clinical trial continues for more than three years after the Clinical Trials Regulation (EU) No 536/2014 became applicable, the Clinical Trials Regulation (EU) No 536/2014 will at that time begin to apply to the clinical trial and it must be transferred to CTIS by January 31, 2025, if still ongoing by the end of the transition period. However, no new national clinical trial applications can be submitted under the Clinical Trials Directive 2001/20/EC after January 31, 2023. Consequently, if the sponsor has chosen to submit the clinical trial application under the Clinical Trials Directive during the one-year transition period ending on January 31, 2023, a new EU member state can only be added to the clinical trial after January 31, 2023, once the entire clinical trial has been transferred to CTIS.

Marketing Authorization

To obtain a marketing authorization for a product under the EU regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU member states (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU member states (as well as Iceland, Norway and Liechtenstein). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of TRD. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance indicated for the treatment of other diseases or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation or for which a centralized process is in the interest of patients at an EU level.

Under the centralized procedure, the Committee for Medicinal Products for Human use, or the CHMP, which is the EMA’s committee that is responsible for human medicines, established at the EMA is responsible for conducting the assessment of whether a medicine meets the required quality, safety and efficacy requirements and whether the product has a positive risk/benefit/risk profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days from the receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

PRIME Scheme

The EMA offers a scheme that is intended to reinforce early dialogue with, and regulatory support from, the EMA in order to stimulate innovation, optimize development and enable accelerated assessment of PRIority MEdicines, or PRIME. It is intended to build upon the scientific advice scheme and accelerated assessment procedure offered by the EMA. The scheme is voluntary and eligibility criteria must be met for a medicine to qualify for PRIME.

The PRIME scheme is open to medicines under development and for which the applicant intends to apply for an initial marketing authorization application through the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods or therapy or improving existing ones. Applicants will typically be at the exploratory clinical trial phase of development and will have preliminary clinical evidence in patients to demonstrate the promising activity of the medicine and its potential to address to a significant extent an unmet medical need. In exceptional cases, applicants from the academic sector or SMEs (small and medium sized enterprises) may submit an eligibility request at an earlier stage of development if compelling nonclinical data in a relevant model provide early evidence of promising activity, and first in man studies indicate adequate exposure for the desired pharmacotherapeutic effects and tolerability.

If a medicine is selected for the PRIME scheme, the EMA:

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appoints a rapporteur from the CHMP or from the Committee for Advanced Therapies, or CAT, to provide continuous support and to build up knowledge of the medicine in advance of the filing of a marketing authorization application;

•	issues guidance on the applicant’s overall development plan and regulatory strategy;

•	organizes a kick-off meeting with the rapporteur and experts from relevant EMA committees and working groups;

•	provides a dedicated EMA contact person; and

•	provides scientific advice at key development milestones, involving additional stakeholders, such as health technology assessment bodies and patients, as needed.

Medicines that are selected for the PRIME scheme are also expected to benefit from the EMA’s accelerated assessment procedure at the time of application for marketing authorization. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Pediatric Development

In the EU, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (i.e., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP unless a waiver applies or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Regulatory Data Protection in the EU

In the EU, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon grant of a marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No. 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity period. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, nonclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the EU market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Controlled Drugs Classification

In Ireland, mebufotenin is considered a Schedule 1 drug under the Misuse of Drugs Regulations 2017, as amended. Schedule 1 of the Misuse of Drugs Regulations 2017 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced, supplied and such like under a license issued by the Irish Health Products Regulatory Authority (HPRA), on behalf of the Department of Health. The position in the member states of the EU is not harmonized. Member states have implemented the relevant UN Conventions (the Single Convention of Narcotic Drugs 1961 and the Convention on Psychotropic Substances 1971) into their national legislation, which has led to differences in how controlled substances are regulated in different countries of the EU. It is therefore important to determine at a national level whether a substance is controlled and to comply with the applicable legal requirements. If we are successful in obtaining a marketing authorization in key EU member states, it is likely that rescheduling of mebufotenin will also be required to enable prescribing. There can be no guarantee that such rescheduling would be successful.

In the UK, where part of our manufacturing process takes place, mebufotenin is considered a Class A drug under the Misuse of Drugs Act 1971, as amended, and as a Schedule 1 drug under the Misuse of Drugs Regulations 2001, as amended. Class A drugs are considered to be the most potentially harmful and have the highest level of control exerted over them under the Misuse of Drugs Act 1971. Similarly, Schedule 1 of the Misuse of Drugs Regulations 2001 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced and supplied under a license issued by the UK Government’s Home Office. If and when it is granted a marketing authorization by the MHRA in respect of the UK, mebufotenin would still remain a Schedule 1 drug until rescheduled by the UK Government’s Home Office. Unless and until mebufotenin is rescheduled under the Misuse of Drugs Regulations 2001, and unless a statutory exemption was to be passed for GH001 or GH002 following the grant of a UK marketing authorization and before rescheduling, any prescribing doctors in the UK would require a Home Office license to prescribe GH001 or GH002, and, similarly, any patients to whom GH001 or GH002 was prescribed would require a Home Office license to possess GH001 or GH002. There can be no guarantee that such Home Office licenses would be granted or that rescheduling would be successful.

Regulatory Requirements After Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product.

These include compliance with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

In addition, all new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

Furthermore, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity.

Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products, are strictly regulated in the EU under Directive 2001/83/EC, as amended. The advertising of prescription-only medicines to the general public is not permitted in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU Directive 2001/83/EC, as amended, the details and enforcement are governed by regulations in each EU member state (as well as Iceland, Norway and Liechtenstein) and differ from one country to another.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any mebufotenin therapy for which we receive regulatory approval for commercial sale will depend, in part, on the availability of coverage and reimbursement for our products from third-party payors, such as government healthcare programs, such as Medicare and Medicaid, managed care providers, private health insurers, health maintenance organizations and other organizations. These third-party payors decide which medications they will pay for and will establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for most patients to be able to afford treatments such as novel therapies. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Our ability to successfully commercialize our product candidates, whether as a single agent or combination therapy, will depend in part on the extent to which coverage and adequate reimbursement for our products and related treatments will be available from third-party payors. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain price levels sufficient to realize an appropriate return on our investment in product development.

No uniform policy for coverage and reimbursement for products exist among third-party payors in the United States. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. One payor’s determination to provide coverage for a medical product or service does not ensure that other payors will also provide coverage for the medical product or service or will provide coverage at an adequate reimbursement rate. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

A decision by a third-party payor not to cover or not to separately reimburse for our medical products or therapies using our products could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. If there is coverage for our product candidates, or therapies using our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States will be available for our current or future product candidates, or for any procedures using such product candidates, and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future. Further, if we or our collaborators develop therapies for use with our product candidates, we, or our collaborators, will be required to obtain coverage and reimbursement for these therapies separate and apart from the coverage and reimbursement we seek for our product candidates, once approved.

Further, third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of such product, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may, nonetheless, not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product, after approval, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. We expect to experience pricing pressures from third-party payors in connection with the potential sale of any of our product candidates.

Lastly, in some foreign countries, the proposed pricing for a drug and its reimbursement status must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example:

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in the EU, member states can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and, in most EU countries, the prices of medicinal products for human use must be approved by national health authorities, before they may be supplied;

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a common criterion relied upon by almost all EU Member States for pricing decisions is international reference pricing (the methodology and weight to be attached varies between countries), whereas in the UK, international reference pricing is not a criterion relied upon formally for pricing decisions;

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reimbursement decisions in EU/EEA and the UK are typically based on various forms of health technology assessment, including cost effectiveness determinations. From 2025, the EU’s Health Technology Assessment Regulation (Regulation (EU) 2021/2282), or HTA Regulation, will start to come into effect providing for a common assessment of clinical effectiveness to be taken into account by national reimbursement authorities across EU/EEA. This will not have direct effect in the UK, but may in practice be influential; and

•	additional public procurement tenders are widely used for purchasing of medicinal products by hospitals.

The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply.

Notwithstanding any of the above, as a Schedule I substance under the CSA, mebufotenin is currently deemed to have no accepted medical use and therapies that use mebufotenin are currently precluded from reimbursement in the United States.

Other Healthcare Laws and Compliance Requirements

Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable federal and state fraud and abuse laws, as well as other healthcare laws and regulations. These laws may impact, among other things, our business or financial arrangements and relationships through which we research, as well as market, sell and distribute the product candidates for which we obtain approval. In addition, we may be subject to health information privacy regulation by both the federal government and the United States in which we conduct our business. In the United States, the laws that may affect our ability to operate include, among others:

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The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers and formulary managers on the other. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor;

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The federal civil and criminal false claims laws, such as the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other third-party payors, that are false, fictitious or fraudulent; from knowingly making, using or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit property to the federal government; or from knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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The federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transferring of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of items or services reimbursable by a federal or state healthcare program;

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including both public and private third-party payors, or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (i.e., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statements or entry in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its respective implementing regulations, which imposes, among other things, certain requirements on covered entities, including certain covered healthcare providers, health plans and healthcare clearinghouses and their respective business associates relating to the privacy, security and transmission of individually identifiable health information as well as their covered subcontractors. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions;

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The federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Affordable Care Act, or the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, certified nurse midwives and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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Analogous state and foreign equivalents of each of the healthcare laws and regulations described above, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require pharmaceutical companies to comply with the pharmaceutical industry voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government, such as the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals; state laws that require the reporting of information related to drug pricing; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the licensure and/or registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information that may be more stringent than those in the United States (such as the EU, which adopted the GDPR, or the UK, which adopted the UK GDPR), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The full scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have continued to increase their scrutiny on interactions between healthcare companies and healthcare providers, which has led to a number of significant investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including our arrangements with physicians and other healthcare providers and entities, such as our Centers of Excellence or therapists, are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs (such as Medicare and Medicaid), imprisonment and additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our Centers of Excellence and therapists, are found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions.

Ensuring that our current and future business arrangements with third parties, and our business generally, comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Other Healthcare Laws and Compliance Requirements outside the United States

Outside of the United States, individual countries impose a variety of anti-corruption laws, most notable of which is the UK Bribery Act 2010 because of its apparent extra-territorial effect. Within the EU, our operations will be subject to anti-corruption laws in most member states. There is a heightened risk both from application of the FCPA and from national laws in many European and other countries because many of their healthcare professionals are categorized as government officials. These laws will impose a variety of strictures on our business which are time consuming and expensive, including limiting engagements with healthcare professionals, the requirement to obtain prior authorizations for promotional activities from employers and/ or government or industry bodies, and the requirement to supply transparency information regarding the interactions. Failure to comply with these laws is potentially very costly and can lead to reputational damage, fines, penalties and imprisonment as well as investigations and additional oversight of our business activities.

Regulations Governing the Use, Processing and Cross-border Transfer of Personal Information

In the event we decide to conduct future clinical trials in Europe, the United States or other jurisdictions, we may be subject to additional privacy and data protection requirements and restrictions. The collection, use, storage, disclosure, transfer or other processing of personal data regarding individuals in the EEA, including personal health data, is subject to EU and national level data protection and privacy laws including, most notably, the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on entities that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates in certain circumstances, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors that will have access to personal data. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. Entities that fail to comply with the requirements of the GDPR may be subject to very significant penalties, including potential fines of up to the greater of €20 million or 4% of annual global revenue, and up to the greater of GBP 17.5 million or 4% of annual global revenue in the case of noncompliance with the UK GDPR. The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. The UK has legislation equivalent to GDPR, and while the European Commission issued an adequacy decision on June 28, 2021, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, it remains unclear how data transfers to and from the UK will be regulated in the long term. Compliance with the GDPR and the UK GDPR is a rigorous, costly and time-intensive process that will increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European personal data processing activities.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health and personal information privacy laws, and federal and state consumer protection laws, govern the collection, use, processing, storage, transmission, disclosure, destruction and protection of health-related and other personal information. For example, the California Consumer Privacy Act of 2018, or CCPA, became effective on January 1, 2020 and creates new individual privacy rights for California consumers and places increased privacy and security obligations on entities handling certain personal data of California consumers. The CCPA requires companies subject to the legislation to provide new disclosure to consumers about such companies’ data collection, use and sharing practices and provide such consumers new ways to opt-out of certain sales or transfers of personal information. The CCPA provides for civil penalties as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, the California Privacy Rights Act of 2020, or CPRA, went into effect on January 1, 2023. The CPRA, among other things, gives California residents the ability to limit the use of their personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action and establishes a new California Privacy Protection Agency to implement and enforce the CCPA and CPRA. Other states, such as Nevada and Oklahoma, and the U.S. federal government are considering comprehensive privacy laws, and on January 1, 2023, the Virginia Consumer Data Protection Act, or CDPA, became effective. The CDPA contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, Colorado enacted the Colorado Privacy Act, or the CoPA, and Connecticut enacted the Connecticut Data Privacy Act, each of which took effect on July 1, 2023, and Utah enacted the Consumer Privacy Act, which became effective on December 31, 2023. Several other states, including New Hampshire, Delaware, and Nebraska, have also enacted privacy laws that have taken effect in 2024 or will take effect in 2025. Moreover, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. The CDPA, CoPA, the Connecticut and Utah laws, and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

The regulatory framework for data privacy and security issues in the United States and abroad is rapidly evolving and likely to remain uncertain for the foreseeable future. Compliance with applicable U.S. and foreign privacy and data protection laws and regulations is a rigorous and time-intensive process and could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose certain data, or in some cases, impact our ability to operate in certain jurisdictions.

Healthcare Reform

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs pharmaceutical costs. This has resulted in several presidential executive orders, Congressional inquiries, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, control the costs of drugs, including under Medicare and Medicaid, restrict reimbursement, require the substitution of generic products for branded prescription drugs, and reform government program reimbursement methodologies for drug products. In December 2020, CMS issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including an alternative rebate calculation for line extensions that is tied to the price increases of the original drug, and Best Price reporting related to certain value-based purchasing arrangements. Additionally, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs was eliminated. Elimination of this cap may, in some cases, require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of products. Further, the Infrastructure Investment and Jobs Act added a requirement, effective January 1, 2023, for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose containers or single-use package drugs) to provide annual refunds for any portions of the dispensed drug that are unused and discarded if those unused or discarded portions exceed an applicable percentage defined by statute or regulation. Manufacturers are subject to periodic audits and those that fail to pay refunds for their refundable single-dose containers or single-use package drugs shall be subject to civil monetary penalties. There have also been and continue to be a number of other initiatives at the United States federal and state levels that seek to reduce healthcare costs, including the Budget Control Act which, subject to certain temporary suspension periods, imposed 2% reductions in Medicare payments to providers per fiscal year starting April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices.

Several healthcare reform proposals recently culminated in the enactment of Inflation Reduction Act, or IRA, which allows HHS to, among other things, directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) are eligible for selection by CMS for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced. CMS has selected 15 additional Medicare Part D drugs for negotiated maximum fair pricing in 2027. For 2028, an additional 15 drugs, which may be covered under either Medicare Part B or Part D, will be selected, and for 2029 and subsequent years, 20 Part B or Part D drugs will be selected. A drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it receives designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. The IRA also imposes rebates on Medicare Part D and Part B drugs whose prices have increased at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for the Medicare Part B and Part D inflation rebates. The IRA also eliminated, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers, in order for their drugs to be reimbursed by Medicare Part D, to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. Manufacturers that fail to comply with the IRA may be subject to various penalties, including significant civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the biopharmaceutical industry and the pricing of prescription drug products. It is unclear to what extent other statutory, regulatory, and administrative initiatives will be enacted and implemented in the future.

At the state level in the United States, legislatures are increasingly enacting laws and implementing regulations designed to control pharmaceutical and biologic product pricing, including price constraints, restrictions on certain product access, reporting on price increases and the introduction of high-cost drugs. In some states, laws have been enacted to encourage importation of lower cost drugs from other countries and bulk purchasing. For example, the FDA released a final rule in September 2020 providing guidance for states to build and submit importation plans for drugs from Canada, and FDA authorized the first such plan in Florida in January 2024, which has been extended until July 6, 2025. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates that we successfully commercialize or put pressure on our product pricing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could have a material adverse effect on our business, operations and financial condition.

Employees

As of September 30, 2024, we had fifty employees. Of our workforce, thirty-five employees are engaged in research and development activities with the rest providing administrative, business and operations support.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any employee litigation or claims and consider our employee relations to be good.

C.	Organizational Structure

As of September 30, 2024, we had one subsidiary. The following table sets out for our principal subsidiary, the country of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
GH Research Ireland Limited	Ireland	100%	Clinical operations and research and development

D.	Property, Plants and Equipment

Facilities

We lease a facility of 106 square meters of office space, located at 28 Baggot Street Lower, Dublin 2, Ireland, and a facility of 391 square meters of office space, located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland. We believe our facilities are adequate for our current needs, including our short-term needs, and that suitable additional or substitute space would be available in Dublin, if needed.

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facility.